SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




              HAPPY BIRTHDAY RYANAIR - 20 YEARS OF LOWERING FARES

                        Seat sale of 200,000 seats at 99p
                     over 100 times cheaper than 1985 fare!

Ryanair, Europe's No. 1 low fares airline today (Thursday, 26th May 2005) celebrated 20 years of delivering low fares to Europeans. Ryanair was founded this week in May 1985 and to mark the occasion is launching a sale of 200,000 seats sale at 99p* - over 100 times cheaper than the lowest 1985 fare of GBP99.99. The offer begins today and ends midnight Thursday, 2nd June 2005.

Speaking today, Ryanair's CEO Michael O'Leary said:

      "This week 20 years ago, Ryanair was founded and was soon selling never before seen fares of GBP99.99 - a totally radical move in an industry that was charging well over double the price.

      "Since then, while the price of a pint of beer has increased threefold and the price of property has increased by fivefold - Ryanair has made its tickets 100 TIMES CHEAPER. To celebrate this anniversary we are launching a sale of 200,000 seats at 99p* - over 100 times cheaper than our 1985 fare!

      "To take advantage of our time busting offer with wide availability for travel in June, book now on www.ryanair.com as demand for these summer seats will be huge."

Check out these prices:

    Year            Ryanair Flight       Pint of Beer Ave      House Price
    1985            GBP99.99                   91p             GBP34,916
    2005                 99p*              GBP2.70             GBP183,356

*One way ex-taxes

20 Year Birthday -Fare Offer Details:
Booking Period: 26th May - Midnight Monday 30th May
Travel Period: 10th June - 30th June
Days Out: 14 Days

Ends.                            Thursday, 26th May 2005

For further information:

Peter Sherrard - Ryanair         Pauline McAlester - Murray Consultants
00 353 1 8121228                 00 353 1 4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 May, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director